Shareholder Meeting Results (Unaudited)

June 24, 2014 meeting
At the meeting a proposal to authorize the Trustees to amend and restate the funds Agreement and Declaration of Trust to revise the quorum requirement for shareholder meetings, with respect to which the April 25, 2014 meeting had been adjourned, was approved as follows:

Votes for   Votes against    Abstentions
20,784,887   6,010,885       732,693

At the meeting, a proposal to authorize the Trustees to amend and restate the funds Agreement and Declaration of Trust to make other changes, with respect to which the April 25, 2014 meeting had been adjourned, was approved as follows:

Votes for   Votes against    Abstentions
22,511,000  4,072,407 	     945,057


All tabulations are rounded to the nearest whole number.